24001203

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68303

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MANULIFE JOHN HANCOCK BROKERAGE SERVICES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 BERKELEY STREET
(No. and Street)

BOSTON	MA	02116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Long	(617) 663-4343	JLong@jhancock.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Long, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MANULIFE JOHN HANCOCK BROKERAGE SERVICES LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAUREN E. DAUDELIN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 30, 2026

Lauren E. Daudelin
Notary Public

Signature: Jeffrey Long
Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MANULIFE JOHN HANCOCK BROKERAGE SERVICES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE NINE MONTHS ENDED DECEMBER 31, 2023

Contents

EY
Building a better working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel· +1 617 266 2000
Fax. +1 617 266 5843
ey com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
Manulife John Hancock Brokerage Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Manulife John Hancock Brokerage Services LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity and cash flows for the nine months then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the nine months then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2024.

March 18, 2024

MANULIFE JOHN HANCOCK BROKERAGE SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

Assets		
Cash	$	2,365,234
Other assets		3,475
Due from Affiliates		90,661
Total assets	$	2,459,370
Liabilities		
Due to affiliated companies	$	323,892
Accounts payable		102,811
Total liabilities	$	426,703
Member's equity		
Retained Earnings		(317,333)
Members Capital		2,350,000
Total Member's equity		2,032,667
Total liabilities & Member's equity	$	2,459,370

The accompanying notes are an integral part of these financial statements for the nine months ended December 31, 2023.

MANULIFE JOHN HANCOCK BROKERAGE SERVICES LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD THEN ENDED DECEMBER 31, 2023

Revenues		
Rule 12b-1 service fees	$	-
Total revenues		-
Expenses		
Consulting Fees		304,344
Membership & Regulatory Fees		97,888
Legal & Audit		30,000
Selling, General & Administrative Expenses		1,158
Other Expenses		(675)
Total expenses		432,715
Income (loss) before income taxes		432,715
Income tax expense (benefit)		(90,661)
Net income (loss)	$	(342,054)

The accompanying notes are an integral part of these financial statements for the nine months ended December 31, 2023.

MANULIFE JOHN HANCOCK BROKERAGE SERVICES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD THEN ENDED DECEMBER 31, 2023

	Member's Capital	Retained Earnings (Deficit)	Total Member's Equity
Balance at April 1, 2023		$ 24,721	$ 24,721
Net income (loss)		(342,054)	(342,054)
Members Capital	2,350,000		2,350,000
Balance at December 31, 2023	$ 2,350,000	$ (317,333)	$ 2,032,667

The accompanying notes are an integral part of these financial statements for the nine months ended December 31, 2023.

MANULIFE JOHN HANCOCK BROKERAGE SERVICES LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD THEN ENDED DECEMBER 31, 2023

Operating activities		
Net income (loss)	$	(342,054)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Change in operating assets and liabilities:		
Other assets		(3,475)
Due from affiliated companies		(90,661)
Due to affiliated companies		323,892
Accounts payable, net		101,140
Net cash provided by (used in) operating activities		(11,158)
Financing activities		
Capital contributed by Parent		2,350,000
Net cash provided by (used in) financing activities		2,350,000
Net increase (decrease) in cash		2,339,842
Cash balance at beginning of year		26,392
Cash at end of year	$	2,365,234

The accompanying notes are an integral part of these financial statements for the nine months ended December 31, 2023.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business

Manulife John Hancock Brokerage Services LLC (the "Company") is a direct wholly-owned subsidiary of John Hancock Subsidiaries LLC ("JHS" or "Parent"). JHS is a direct wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of John Hancock Financial Corporation ("JHFC"). JHFC is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

The Company is a registered broker dealer under the Securities Exchange Act of 1934 (the "Act") and a Securities and Exchange Commission ("SEC") registered investment advisor under the Investment Advisers Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, formerly named Melio & Company, LLC, was incorporated in the State of Illinois on April 10, 2009. Ownership was transferred to JHS on October 6, 2023 through the purchase of all issued and outstanding common shares. On this same date, an Amended and Restatement Agreement was executed to change the Company's name to Manulife John Hancock Brokerage Services LLC. The Company serves as a retail introducing broker-dealer, operating on a fully disclosed basis for mutual funds, general securities, bonds, options, municipal products, private placements, variable insurance and annuity products.

The Company is a member of the Securities Investor Protection Corporation ("SIPC") through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for cash claims. The Company does not open customer accounts or affect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Change in Year End. The Company's fiscal year end was changed from March 31 to December 31, so as to align with the year end of its parent company. Accordingly, the current financial statements are prepared for the 9 months from April 1, 2023 to December 31, 2023.

Cash. Cash includes cash held on hand. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Revenue Recognition. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreement in effect for the applicable tax year, the income tax provision (or benefit) is computed as if each entity filed a separate federal income tax return with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to due from affiliated companies. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

Note 3 – Related Party Transactions

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Statement of Financial Condition and Statement of Operations may not necessarily be indicative of the financial condition and results that would have existed if the Company operated as an unaffiliated entity.

Due from/to Affiliated Companies. Due to affiliated companies at December 31, 2023 included membership, regulatory, and consulting fees paid on behalf of the Company. Generally, these are settled monthly. Expenses due to the affiliated companies for the year were

As at December 31, 2023	
JHUSA	$ 308,976
JHS	10,000
The Manufacturers Life Insurance Company ("MLI")	4,916
Due to affiliated companies	**$ 323,892**

Due from affiliated companies at December 31, 2023 included taxes paid on behalf of the Company by JHUSA. Generally, these are settled monthly. Amount due from JHUSA as of December 31, 2023 was $90,661.

Note 4 – Income Taxes

The Company is included in the consolidated federal income tax return of JHFC.

The components of income taxes for the year ended December 31, 2023 were as follows:

Current taxes		
Federal	$	(90,661)
State		-
Total		(90,661)
Deferred taxes		
Federal		-
Total		-
Total income tax expense (benefit)	$	-

A reconciliation of income taxes at the federal income tax rate to income tax expense (benefit) charged to operations for the year ended December 31, 2023 follows:

Tax at 21%		(90,661)
State, net of federal benefit		-
Total income tax expense (benefit)	$	(90,661)

The Inflation Reduction Act ("Act") was enacted on August 16, 2022, and included a new corporate alternative minimum tax ("CAMT") that goes into effect for tax years beginning after 2022. The Company is a member of a controlled group of corporations whose adjusted financial statement income qualifies it as an "applicable corporation" and therefore subject to CAMT. For the year-ended December 31,2023, the Company's best estimate of its CAMT liability is zero which is calculated based on all relative guidance to date. In addition, the company has made an accounting policy election to disregard CAMT when evaluating the need for a valuation allowance on its regular non-CAMT DTA's.

The Company has no reserves for uncertain tax positions. Any related interest and penalties, if applicable, would be recorded in other selling, general and administrative expense in the Statement of Operations.

Note 5 – Net Capital and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1").

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also, according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital, if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent

of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2023, the Company had net capital, as defined, of $1,928,531. The minimum net capital requirement at December 31, 2023 was $250,000.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and relies on Footnote 74 of the SEC Release No. 34-70073.

Note 6 – Legal Proceedings

The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the Securities and Exchange Commission or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

Note 7 – Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2023 financial statements through March 18, 2024, the date on which the financial statements were issued.

Supplemental Information

Manulife John Hancock Brokerage Services LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2023

Computation of Net Capital		
Total member's equity (from Statement of Financial Condition)	$	2,032,667
Allowable credits:		
Other (deductions) or allowable credits		(10,000)
Total capital		2,022,667
Less: Nonallowable assets:		
Other assets		3,475
Due from affiliated companies		90,661
Total nonallowable assets		94,136
Net capital before haircuts on securities positions		1,928,531
Haircuts on securities:		
Investment in money market securities		-
Total haircuts on securities		-
Net capital	$	1,928,531
Computation of Alternate Net Capital Requirement		
Minimum net capital required (2% of aggregate debit items pursuant to Rule 15c3-3)	$	-
Minimum dollar net capital requirement	$	250,000
Net capital requirement (greater of above amounts)	$	250,000
Excess net capital over requirement	$	1,678,531

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2023.

Manulife John Hancock Brokerage Services LLC
Schedule II – Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and relies on Footnote 74 of the SEC Release No. 34-70073.

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel +1 617 266 2000
Fax +1 617 266 5843
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of
Manulife John Hancock Brokerage Services LLC

We have reviewed management's statements, included in the accompanying exemption report, in which Manulife John Hancock Brokerage Services LLC (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company was non-operational for the fiscal year 2023. The Company intends to engage in business activities exclusively to: retail distribution throughout the United States primarily for mutual funds, general securities, bonds, options, municipal products, private placements variable life insurance and annuity products, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2023 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 18, 2024

Manulife John Hancock

Manulife John Hancock Brokerage Services LLC's Exemption Report

Manulife John Hancock Brokerage Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company was non-operational for the fiscal year 2023. The Company intends to engage in business activities exclusively to:

a. retail distribution throughout the United States primarily for mutual funds, general securities, bonds, options, municipal products, private placements, variable insurance and annuity products.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Manulife John Hancock Brokerage Services LLC

I, [signature] swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeff Long
Title: Chief Financial Officer
March 18, 2024